Exhibit 99.3

Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Overview

We are a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Our systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Our systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS, and RF, serving numerous industry’s leading global IDMs, OSATs, and foundries.

We sell our systems worldwide. The vast majority of our sales are to manufacturers in the Asia Pacific region, with China being our largest territory, and including also South East Asia, Korea and Taiwan, due to, among other factors, the migration of the electronic manufacturers into this region.

In the first nine months of 2021, our sales to customers in the Asia Pacific region accounted for approximately 86% of our total revenues.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

Critical Accounting Policies

Critical accounting policies are those that are, in management’s view, most important to the portrayal of a company’s financial condition and results of operations and most demanding judgment calls, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

Revenue Recognition. The Company’s contracts with its customers include performance obligations to provide its products or to service the installed products. A product sale contract may include an extended warranty (that is, for longer than the twelve-month standard warranty) as well as installation, both of which are considered separate performance obligations.

The Company recognizes revenue from contracts for sales of products when the Company transfers control of the product to the customer. From October 2020, this generally occurs upon shipment whereas previously it was generally upon installation at the customer’s premises. This policy change was made following changes to pre-shipment calibration and testing processes which have enabled the simplification and streamlining of the installation at the customer site. The change did not have a material effect on revenues. Revenues from the contract are recognized in an amount that reflects the consideration the Company expects to be entitled to receive once the product is operating in accordance with its specifications and signed documentation of the arrangement, such as a signed contract or purchase order, has been received. Payment terms with customers may vary, but are generally based on milestones within the delivery process such as shipping and installation. Payment terms do not include significant financing components.

The Company does not incur costs in obtaining a contract except for agents’ commissions, which are incurred upon the recognition of revenues. Revenues are recognized over a period of less than a year and as such, there are no underlying sales commissions to be capitalized.

Service revenues consist mainly of contracts charged under time and material arrangements. Service revenues from maintenance contracts are recognized ratably over the contract period.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers.

The Company’s multiple performance obligations consist of product sales, installation services and non-standard warranties. Since October 2020, following the change in the point in time at which product revenues are recognized, a fixed amount is deferred in respect of installation services for systems that have been recognized but not installed as of the balance sheet date. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

The Company records contract liabilities when the customer has been billed in advance of the Company completing its performance obligations. These amounts are recorded as deferred revenue in the Consolidated Balance Sheets.

Valuation of Accounts Receivable.  We review accounts receivable to determine which are doubtful of collection. In making this determination of the appropriate allowance for doubtful accounts, we consider information at hand regarding specific customers, including aging of the receivable balance, evaluation of the security received from customers, our history of write-offs, relationships with our customers and the overall credit worthiness of our customers. Changes in the credit worthiness of our customers, the general economic environment and other factors may impact the level of our future write-offs.

Valuation of Inventory.  Inventories consist of completed systems, partially completed systems and components, and are recorded at the lower of cost, determined by the moving – average basis, or market. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider forecasted future sales or service/maintenance of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item’s past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

In the first nine months of 2021 we wrote-off inventory of approximately $0.4 million. In the first nine months of 2020 we wrote-off inventory in the amount of approximately $0.1 million. The write-off amounts are included in the line item called "Cost of products sold", in the consolidated statements of operations. The write-offs create a new cost basis and are a permanent reduction of inventory cost. The write-offs in the first nine months of 2021 and 2020 were made against damaged, obsolete, excess and slow-moving inventory. Inventory that is not expected to be converted or consumed in the following 12 months is classified as non-current. As of September 30, 2021, a portion of our inventory in the total amount of $4.8 million was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

Provisions for contingent liabilities. A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity. A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably. Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event and if the probability is evaluated to be probable, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel, adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

Valuation of Long Lived Assets. We apply ASC Subtopic 360-10, "Property, Plant and Equipment".  This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepare future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of September 30, 2021. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that those net deferred tax assets included in our financial statements will be realized in subsequent years.

Stock Option and Restricted Share Plans. We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock‑based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black‑Scholes-Merton option‑pricing model. Forfeitures are recognized when they occur.

Leases. On January 1, 2019, we adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02) using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842.

The adoption did not impact our beginning retained earnings, or prior year consolidated statements of income and statements of cash flows.

Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is a hypothetical rate based on its understanding of what our credit rating would be (2.43% in 2021). Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. When determining the probability of exercising such options, we consider contract-based, asset-based, entity-based, and market-based factors. Lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Operating lease ROU assets are presented as property, plant and equipment on the consolidated balance sheet. The current portion of operating lease liabilities is included in other current liabilities and the long-term portion is presented within long-term liabilities on the consolidated balance sheet.

For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ROU assets for operating leases are periodically reduced by impairment losses. We use the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues from continuing operations:

	Nine Months Ended September 30,
	2021	2020
Revenues	100.0%	100.0%
Cost of revenues	49.0%	53.4%
Gross profit	51.0%	46.6%
Operating expenses:
Research and development, net	8.6%	13.0%
Selling, general and administrative expenses	16.1%	19.9%
Total operating expenses	24.6%	32.9%
Operating income	26.4%	13.6%
Financial income, net	0.5%	0.9%
Income tax expenses	(2.5)%	(1.3)%
Net income	24.3%	13.2%

Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020

Revenues. Revenues increased by 82% to $195.5 million in the first nine months of 2021 from $107.2 million in the first nine months of 2020. The increase is mainly due to the sale of a higher number of tools due to increased demand in the semiconductor market.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, service related expenses, depreciation, factory and overhead expenses and provisions for warranties. These expenditures are partially affected by sales volume. Our total gross profit increased to $99.8 million in the first nine months of 2021 from $49.9 million in the first nine months of 2020, an increase of $49.8 million, or 100%. Our gross margin increased to 51.0% in the first nine months of 2021, compared to a gross margin of 46.6% in the first nine months of 2020, primarily due to significantly increased revenues and sales mix.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses for the first nine months of 2021 increased to $16.8 million from $14.0 million in the first nine months of 2020 due to increased activity for improving capabilities and developing additional features and products.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 47% to $31.4 million in the first nine months of 2021 from $21.4 million in the first nine months of 2020, mainly due to an increase in sales channels activity on increased revenues.

Financial Income (Expenses), Net. Financial income/expenses consist of interest, revaluation and other bank fees. We recorded net financial income of $0.9 million in the first nine months of 2021, compared to net financial income of $1.0 million in the first nine months of 2020. These changes are attributed to lower interest rates on short-term deposits.

Provision for Income Taxes. Income tax expense was $5.0 million in the first nine months of 2021 compared to expense of $1.4 million in the first nine months of 2020, mainly due to increased income before tax.

Net Income. We realized net income of $47.5 million in the first nine months of 2021 compared to net income of $14.1 million in the first nine months of 2020, due to the factors discussed above.

B.          Liquidity and Capital Resources

Our cash and cash equivalents and short-term deposit balances totalled approximately $204.9 million as of September 30, 2021 and $177.8 million as of December 31, 2020. In addition, as of September 30, 2021 we held $10 million in long-term deposits. Our cash is invested in bank deposits held among several banks, primarily in Israel.

In November 2020, we raised $64.3 million, net, in a public offering.

Our working capital was approximately $245.0 million at September 30, 2021 and $204.5 million at December 31, 2020. The increase is mainly attributed to the increase in cash and cash equivalents, short-term deposits, trade accounts receivable and inventory, partially offset by the increase in trade accounts payable and other current liabilities.

Our capital expenditures during the first nine months of 2021 were approximately $2.6 million, mainly in support of our operating activities.

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the first nine months of 2021, totalled $39.1 million. Net cash and cash equivalents provided by operating activities for the first nine months of 2020 totalled $17.4 million.

During the first nine months of 2021, cash provided by operating activities was primarily attributed to the positive net income and the increase in trade accounts payable and other liabilities, partially offset by the increase in trade accounts receivable and inventory.

Cash flow from investing activities

Cash flow used in investing activities in the first nine months of 2021 was $27.6 million, primarily due to investment in short- and long-term deposits, compared to $30.1 million in the first nine months of 2020.

Cash flow from financing activities

Cash flow provided by financing activities the first nine months of 2021 totalled $0.3 million compared to $0.5 million in the first nine months of 2020. This related to proceeds from the exercise of share options.